FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑                      Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _____________

SIGNATURES
List identifying information required to be furnished by Diageo plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 13 May, 2004

By _________________________________ Name: J Nicholls Title: Deputy Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 April- 30 April 2004

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
(1 April 2004)	(28 April 2004)
Announcement	Announcement
Transfer of Shares by Diageo Share	Transfer of Shares by Diageo Share
Ownership Trustee Limited	Ownership Trustee Limited.
(2 April 2004)	(30 April 2004)
Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited
(8 April 2004)
Announcement
Messrs Walsh and Rose and Lord Blyth
inform company of their beneficial
interests
(13 April 2004)
Announcement
Company purchases its own securities
(13 April 2004)
Announcement
Company purchases its own securities
(15 April 2004)
Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited.
(16 April 2004)
Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and The
Capital Group Companies Inc
notification of interest in shares
of the Company
(23 April 2004)
Announcement
Company purchases its own securities
(23 April 2004)
Announcement
Mr Walsh informs company of his
beneficial interests
(26 April 2004)
Announcement
Company purchases its own securities
(27 April 2004)

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:48 1 Apr 2004
Number	2525X

DIAGEO PLC
Purchase of Own Shares
Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 250,000 ordinary shares at an average price of 707.8247p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:37 2 Apr 2004
Number	PRNUK-0204

TO:            Regulatory Information Service

                  PR Newswire

RE:            CHAPTER 16 PARAGRAPH 13 OF

                  THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 2 April 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 496 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 2,856 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 30 March 2004 and 1 April 2004 at prices per Ordinary Share of £7.1705 and £7.1010 respectively by the Trustee.

The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
30.03.04	100	£7.1705
01.04.04	396	£7.1010

Date of
Transaction	No of Ordinary Shares Transferred
01.04.04	2,856

The total holding of the Trust now amounts to 3,218,042 ordinary shares.

2 April 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	10:54 8 Apr 2004
Number	PRNUK-0804

TO:           Regulatory Information Service

                  PR Newswire

RE:            CHAPTER 16 PARAGRAPH 13 OF

                  THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 8 April 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 102 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 209 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 5 April 2004 at prices per Ordinary Share of £7.2015 and £7.1357 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
05.04.04	35	£7.2015
05.04.04	67	£7.1357

Date of
Transaction	No of Ordinary Shares Transferred
08.04.04	209

The total holding of the Trust now amounts to 3,217,731 ordinary shares.

8 April 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:34 13 Apr 2004
Number	PRNUK-1304

TO:          Regulatory Information Service

                 PR Newswire

RE:          CHAPTER 16 PARAGRAPH 13 OF

                 THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 13 April 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

(i) the Trustee purchased 45,618 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 13 April 2004 at a price of £7.350 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii) that the following directors of the Company were allocated Ordinary Shares on 13 April 2004 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares
N C Rose	26
P S Walsh	26

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.350.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 13 April 2004 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 3,263,349 Ordinary Shares.

2) that it received notification on 13 April 2004 from Lord Blyth that he has purchased 1,014 Ordinary Shares on 13 April 2004 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £7.350.

3) that the directors mentioned below are participants in the Diageo Dividend Reinvestment Plan and that Ordinary Shares were purchased on 6 April 2004 (with a settlement date of 13 April 2004) at a price of 721.3p in respect of the interim ordinary dividend paid on 6 April 2004:

Name of Director	Number of Ordinary Shares
Lord Blyth	555
N C Rose	2,426

Name of Director	Number of Ordinary Shares
R F Chase	169
J K Oates	42

As a result of the above transactions, the respective directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares
Lord Blyth	40,665
N C Rose	172,249
P S Walsh	666,896
R F Chase	11,779
J K Oates	3,313
13 April 2004

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 16:39 13 Apr 2004 5766X

DIAGEO PLC
Purchase of Own Shares
Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 250,000 ordinary shares at an average price of 736.6388p per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:00 15 Apr 2004 6699X

DIAGEO PLC
Purchase of Own Shares
Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 250,000 ordinary shares at an average price of 737.2902p per share.

END

Company TIDM Headline	Diageo PLC DGE Director Shareholding

Released Number	11:51 16 Apr 2004 PRNUK-1604

TO:          Regulatory Information Service

                PR Newswire

RE:          CHAPTER 16 PARAGRAPH 13 OF

                THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 16 April 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 366 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 3,120 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 13 April 2004 at prices per Ordinary Share of £7.3755 and £7.376 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
13.04.04	83	£7.3755
13.04.04	283	£7.376

Date of
Transaction	No of Ordinary Shares Transferred
13.04.04	3,120

The total holding of the Trust now amounts to 3,259,863 ordinary shares.

16 April 2004

END

Company TIDM Headline Released Number	Diageo PLC DGE Director Shareholdings and Holdings in Company 15:49 23 Apr 2004 PRNUK-2304

TO:         Regulatory Information Service

                PR Newswire

RE:          CHAPTER 9 PARAGRAPH 9 AND CHAPTER 16 PARAGRAPH 13 OF

                THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 23 April 2004 for the purposes of Section

329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,247 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 16,698 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 14 April 200 and 22 April 2004 at prices per Ordinary Share of £ 7.3703 and £7.656 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
14.04.04	51	£7.3703
22.04.04	1,196	£7.656

Date of
Transaction	No of Ordinary Shares Transferred
22.04.04	16,698

As a result of the above transactions, the total holding of the Trust now amounts to 3,241,918 ordinary shares.

2) that it received notification on 23 April 2004 for the purposes of Sections 198 to 208 of the Companies Act 1985, from The Capital Group Companies Inc. (‘Capital’) that as at 21 April 2004 Capital had an interest in the Company’s Ordinary Shares representing 3.01 per cent. of the issued share capital. These shares are under Capital’s discretionary investment management and are not owned for their own account. The Holders, Registered Names and the number of Ordinary Shares held by each of them are as follows:

Holder	Number of shares
Capital Guardian Trust Company	36,972,071
Registered Name:
State Street Nominees Limited, London	6,017,500
Bank of New York Nominees, London	806,800
Chase Nominees Limited, London	15,924,586
BT Globenet Nominees Limited, London	386,100
Investors Bank & Trust Co.	239,800
Midland Bank plc, London	5,617,200
Cede & Co., New York	14,400
Bankers Trust, London	1,486,200
Barclays Bank, London	274,600
Citibank London, London	14,600
Nortrust Nominees, London	4,754,845

Holder	Number of shares
Royal Bank of Scotland, London	50,100
MSS Nominees Limited, London	23,700
State Street Bank & Trust Co.	54,000
Citibank N.A., Toronto	33,500
HSBC Bank plc, London	14,600
Mellon Bank N.A., London	81,900
ROY Nominees Limited, London	23,800
Mellon Nominees (UK) Limited, Glasgow	1,132,240
HSBC, Kuala Lumpur	21,600
Capital International Limited	13,013,482
Registered Name:
State Street Nominees Limited, London	316,753
Bank of New York Nominees, London	4,881,137
Northern Trust, c/o NorTrust Nominees Limited, London	817,677
Chase Nominees Limited, London	1,596,035
Midland Bank plc, London	36,000
Bankers Trust, London	130,688
Barclays Bank, London	42,400
Morgan Guaranty, London	229,500
Nortrust Nominees, London	2,411,221
Royal Bank of Scotland	56,800
State Street Bank & Trust Co.	294,600
Deutsche Bank AG, London	1,175,300
HSBC Bank plc, London	752,220
Mellon Bank N.A., London	116,251
Bank One, London	108,800
Clydesdale Bank plc	48,100
Capital International S.A.	1,197,900

Holder	Number of shares
Registered Name:
Chase Nominees Limited, London	605,200
Midland Bank plc, Poutney Hill	257,300
Barclays Bank, London	230,600
Brown Bros., Pittsburgh	22,800
Royal Bank of Scotland, London	33,200
HSBC Bank plc, London	48,800
Capital International, Inc.	3,791,298
Registered Name:
State Street Nominees Limited, London	1,337,200
Bank of New York Nominees, London	270,900
Northern Trust, London	23,500
Chase Nominees Limited, London	1,250,600
Midland Bank plc, Poutney Hill	80,200
Bankers Trust, London	6,900
Citibank London, London	13,800
Nortrust Nominees, London	248,200
Royal Bank of Scotland, London	62,800
State Street Bank and Trust Co.	134,400
Citibank	15,600
RBSTB Nominees Ltd., London	13,300
Citibank NA, Toronto	189,498
HSBC Bank plc, London	53,700
JP Morgan Chase Bank	90,700
Capital Research and Management Company	37,112,962
Registered Name:
Chase Nominees Limited, London	37,112,962
Total	92,087,713

23 April 2004

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:18 23 Apr 2004 9695X

DIAGEO PLC
Purchase of Own Shares
Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 250,000 ordinary shares at an average price of 771.62p per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Director Shareholding 15:38 26 Apr 2004 PRNUK-2604

TO:          Regulatory Information Service

                PR Newswire

RE:          CHAPTER 16 PARAGRAPH 13 OF

                THE LISTING RULES

Diageo plc (the ‘Company’) announces that Mr P S Walsh, a director, notified the Company on 26 April 2004 that:

a. on 26 April 2004, he exercised options over 100,000 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 20 December 1999 at a price per share of £5.18 under the Senior Executive Share Option Scheme of the Company; and

b. on 26 April 2004, he sold 95,000 Ordinary Shares at a price per share of £ 7.77.

Mr Walsh will retain the balance of 5,000 Ordinary Shares, registered in his own name.

As a result of these transactions Mr Walsh’s interest in Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as a potential beneficiary of the Grand Metropolitan No. 2 Employee Share Trust and the Diageo Employee Benefit Trust) is 671,896.

26 April 2004

END

Company TIDM Headline Released	Diageo PLC DGE Purchase of Own Securities 17:12 27 Apr 2004

Number               0661Y

DIAGEO PLC
Purchase of Own Shares
Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 250,000 ordinary shares at an average price of 770.22p per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:01 28 Apr 2004 1174Y

DIAGEO PLC
Purchase of Own Shares
Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 250,000 ordinary shares at an average price of 763.0171p per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Director Shareholding 14:18 30 Apr 2004 PRNUK-3004

TO:          Regulatory Information Service

                PR Newswire

RE:          CHAPTER 16 PARAGRAPH 13 OF

                THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 30 April 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 169 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan. The Ordinary Shares were sold on 27 April 2004 at a price per Ordinary Share of £7.675 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

As a result of the above transactions, the total holding of the Trust now amounts to 3,241,749 ordinary shares.

30 April 2004

END